Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces First Quarter 2013
Financial Results

Jinjiang, Fujian Province, China, May 14, 2013–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Summary

▪	Revenue was RMB 149.2 million (US$ 24.0 million), down 59.9% from the first quarter of 2012;
▪	Gross profit was RMB 5.1 million (US$ 0.8 million), down 95.5% from the first quarter of 2012;
▪	Gross profit margin was 3.4%, down 26.9% from the first quarter of 2012;
▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 11.5 million (US$ 1.9 million), as compared to RMB 1.168 million (US$ 18.6 million) in the first quarter of 2012;
▪	Net loss was RMB 5.4 million (US$ 0.9 million), as compared to net income of RMB 71.7 (US$ 11.4 million) in the first quarter of 2012;
▪	On a quarter-to-quarter sequential basis, revenue was down 39.2% and gross profit was down 82.6%.
▪	Non-GAAP net loss, which excludes the current quarter’s share-based compensation expenses, was RMB 4.6 million (US$ 0.7 million), as compared to non-GAAP net profit of RMB 73.4 million (US$ 11.7 million) in the first quarter of 2012;
▪	Losses per fully diluted share were RMB 0.26 (US$ 0.04).

“We recorded lower than expected financial results for the first quarter of 2013 due to continued challenging market conditions in China’s real estate and construction markets. These conditions resulted in a decrease in the sales volume and average selling price of our ceramic tile products for the quarter,” said Mr. Jiadong Huang, CEO of China Ceramics.

“The intensified price competition that has occurred in our sector caused us to reduce the price of our products to retain market share beginning in the fourth quarter of 2012. While our pricing has begun to improve, our strategy to reduce prices on some of our products continued to affect our financial results in the first quarter. Though we were able to generate positive cash flow, this pricing strategy to retain our market position caused a decline in revenue and gross margin which resulted in a net loss for the quarter. Given that our financial results were due to a general contraction in our sector, we believe that we have retained our competitive positioning and are well poised for a turnaround in the market.”

“In order to further adjust to current market conditions and reduce operating costs, we shut down additional plant capacity in the first quarter. We are currently utilizing production facilities capable of producing 20 million square meters per year, a decrease from the total annual production capacity of 56 million square meters utilized in the fourth quarter of 2012. We will continue to monitor the macroeconomic environment for signs of an inflection point and we are confident that our modern and efficient production capacity will enable us to generate superior performance once conditions improve.”

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“We believe that China’s urbanization and demographic trends are a long-term phenomenon that will stimulate further construction in China’s cities, and real estate development continues to be is a cornerstone of China’s growth. We are confident that this will lead to a return to a more normalized market environment and that these fundamentals will generate a substantial demand for our products. We plan upon capitalizing upon a rebound in what we believe is a temporary market trough and believe that our branding and market presence will enable us to generate sound financial results once the building materials sector recovers,” CEO Jiadong Huang concluded.

First Quarter 2013 Results

Revenue for the first quarter ended March 31, 2013 was RMB 149.2 million (US$ 24.0 million), down 59.9% from RMB 372.3 million (US$ 59.1 million) for the first quarter ended March 31, 2012. The year-over-year decrease in revenue was primarily driven by a 47.9% decrease in the sales volume of ceramic tiles to 6.1 million square meters in the first quarter of 2013 from 11.7 million square meters in the first quarter of 2012. The decrease in revenue was also driven by a 23.3% decrease in the Company’s average selling price, which decreased in the first quarter of 2013 to RMB 24.4 per square meter compared to RMB 31.8 per square meter in the comparable quarter of 2012. The Company attributes its reduced sales volume to the continued challenging business conditions in China’s real estate sector. Beginning in December 2012, the Company reduced the selling price of its ceramic tile products to be competitive in the market and maintain its market share. The Company believes that the decrease in the pricing of its ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve.

Gross profit for the first quarter ended March 31, 2013 was RMB 5.1 million (US$ 0.8 million), down 95.5% from RMB 113.0 million (US$ 18.0 million) for the first quarter ended March 31, 2012. The year-over-year decrease in gross profit was attributable to lower sales volume and the decrease in the average selling price of the Company’s ceramic tiles in the quarter. Gross profit margin was 3.4% for the first quarter ended March 31, 2013 compared to 30.4% for the same period in 2012. The year-over-year decrease in gross profit margin for the first quarter was caused by a decrease in the average selling price of ceramic tiles in the quarter.

Administrative expenses for the first quarter ended March 31, 2013 were RMB 7.7 million (US$ 1.2 million), down 19.8% from RMB 9.6 million (US$ 1.5 million) in the first quarter of 2012. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 0.7 million (US$ 0.1 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan. The comparable non-cash share-based expenses were RMB 1.8 million (US$ 0.3 million) in the same period in 2012. It is expected that additional non-cash share-based compensation expenses of approximately RMB 1.7 million (US$ 0.3 million) will be incurred between April 2013 to January 2014.

Loss from operations before taxation for the first quarter ended March 31, 2013 was RMB 6.5 million (US$ 1.1 million), as compared to RMB 96.6 million (US$ 15.4 million) of profit from operations before taxation in the first quarter of 2012. The year-over-year decrease in profit from operations was primarily the result of the decrease in the sales volume and lower gross profit in the first quarter of 2013.

Net loss for the first quarter ended March 31, 2013 was RMB 5.4 million (US$ 0.9 million), as compared to a net profit of 71.7 million (US$ 11.4 million) in the comparable period of 2012. The year-over-year decrease in net profit was primarily the result of the decrease in the sales volume and lower gross profit in the in the first quarter of 2013.

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Losses per fully diluted share were RMB 0.26 (US $0.04) for the first quarter ended March 31, 2013 as compared to earnings per fully diluted share of RMB 3.51 (US$ 0.56) over the same period in 2012. Per share calculations for the first quarters of 2013 and 2012 were computed using 20.4 million shares.

Non-GAAP losses before taxation, which excludes share-based compensation expenses, was RMB 5.8 million (US$ 0.9 million) in the first quarter ended March 31, 2013, as compared to from RMB 98.4 million (US$ 15.6 million) of non-GAAP profit before taxation in the same period of 2012.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB 4.6 million (US$ 0.7 million) in the first quarter ended March 31, 2013, as compared to RMB 73.4 million (US$ 11.7 million) of non-GAAP net profit in the same period of 2012.

Non-GAAP loss per fully diluted share, which excludes share-based compensation expenses, was RMB 0.23 (US $0.04) in the first quarter ended March 31, 2013, as compared to RMB 3.59 (US$ 0.57) of non-GAAP earnings per fully diluted share in the same period of 2012.

First Quarter 2013 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 151.3 million (US$ 24.4 million) as of March 31, 2013, compared with RMB 89.4 million (US$ 14.4 million) as of December 31, 2012. The increase in cash and bank balances was the result of a reduced level of receivables and a reduced purchase of inventory during the first quarter of 2013.

▪	Inventory turnover was 110 days as of March 31, 2013 compared with 101 days as of December 31, 2012. The increase in inventory turnover reflects the decrease in sales volume, which resulted in slower moving of finished goods at March 31, 2013 and the price reductions in the first quarter of 2013. The methodology for the first quarter of 2013 uses cost of sales for the trailing twelve months, consistent with what was used in the previous period.

▪	Trade receivables turnover was 118 days as of March 31, 2013 compared with 117 days as of December 31, 2012. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 101 days as of March 31, 2013 compared with 100 days as of December 31, 2012. The Company extended the credit period for certain customers to 150 days to address funding pressures of those customers since the quarter ended December 31, 2012. The methodology for the first quarter of 2013 uses revenues for the trailing twelve months, consistent with what was used in the previous period.

▪	Trade payables turnover was 65 days as of March 31, 2013 compared with 64 days as of December 31, 2012. The average turnover days were within the Company’s normal credit period.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 99.1 million (US$ 15.9 million) for the quarter ended March 31, 2013, compared to RMB 73.8 million (US$ 11.7 million) in the same period in 2012. The year-over-year increase of RMB 25.3 million (US$ 4.2 million) was mainly due to the decreased purchase of raw material, which caused a cash inflow of RMB 39.3 million (US$ 6.2 million) in the first quarter of 2013 compared to the same period in 2012. However, the decrease in revenue lead a reduction in cash flow by RMB 16.4 million (US$ 2.4 million) in the first quarter of 2013 compared to the same period in 2012.

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Cash flow used in investing activities in the quarter ended March 31, 2013 was RMB 37.3 million (US$ 6.0 million) mainly due to the acquisition of equipment, compared to RMB 0.1 million (US$ 0.02 million) of cash flow generated from investing activities in the same period of 2012 due to interest received.

Cash flow used in financing activities was nil for the quarter ended March 31, 2013, as compared to RMB 40.0 million (US$ 6.4 million) used in financing activities for the same period of 2012, due to the repayment of bank borrowings.

Plant Capacity and Capital Expenditures Update

Given the continued challenging economic climate for real estate development and construction in China, the Company is currently utilizing plant facilities capable of producing 20 million square meters of ceramic tiles annually out of an annual production capacity out of 72 million square meters that is available to the Company. This represents a reduction in plant capacity from that utilized in the fourth quarter of 2012 capable of producing 46 million square meters of ceramic tiles annually. Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized capacity capable of producing 17 million square meters of ceramic tiles annually in the first quarter of 2013. Our Hengdali facility has an annual productive capacity of 30 million square meters and we utilized capacity capable of producing 3 million square meters of ceramic tiles annually in the first quarter of 2013. The Company will bring its unused annual productive capacity online as customer demand dictates and when there are clear signs of an improvement in macroeconomic conditions.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company expended RMB 37.4 million (US $6.0 million) in the first quarter for the acquisition of equipment at its Hengda and Hengdali facilities. The expenditure was a needed element of the Company’s capacity expansion program executed in 2011 and 2012 that is necessary for the new production processes at these facilities. At this point in time, Management anticipates a modest level of capital expenditures for the remainder of 2013.

Business Outlook

In the first quarter of 2013, the Company experienced a contraction in both its sales volume and average selling price compared to the first quarter of 2012. This was attributable to the effects of a slowdown in China’s construction and real estate sectors that impacted the Company’s fourth quarter 2012 financial results and was still present in the first quarter of 2013. The Company’s sales volume was 6.1 million square meters of ceramic tiles in the first quarter of 2013, a decrease of 47.9% as compared to the year-ago quarter, and the Company’s average selling price in the first quarter of 2013 was RMB 24.4 (per square meter of ceramic tiles), a decrease of 23.3% as compared to the year-ago quarter.

As stated in our fourth quarter and fiscal year-end 2012 earnings press release, we experienced an increase in our average selling price in February and March from the lows that occurred in the December to January time frame, where we reduced our average selling price in order to meet competitors’ sharp discounting and retain market share.  We note that since the Company does not record its sales until shipment, typically 90 days after the order date, there is a lag between the time that its products ship and the effect that an improved average selling price has on its financial statements. Based on the Company’s backlog of orders and its estimate of sales volume for April and May 2013, the Company’s average selling price of RMB 26.3 for April and May 2013 shows a 7.8% increase from its average selling price of RMB 24.4 (per square meter of ceramic tiles) in the first quarter of 2013.

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As widely reported, China’s real estate sector has been alleged to be under price pressure due to speculative buying activities and there have been reports of possible government policies intended to rein in rising prices. The Company believes that uncertainty as to government policy has contributed to a general slowdown in the real estate and construction sectors in China as customers could be deferring orders and/or are waiting to start new projects to see if the government adopts new policies to aid the construction industry. However, recent reports indicate that real estate developers have improved their liquidity and the government has been urging municipalities to free up land for development. These factors could support the beginning of new construction activity that would bode well for China’s building materials sector and induce a change in the current market environment.

As of March 31, 2013, The Company’s backlog of orders for delivery in April and May of 2013 is approximately RMB 126.30 million (US$ 20.3 million), compared to approximately RMB 269.77 million (US$ 43.4 million) for the same period of 2012. Under normal circumstances, the Company’s backlog is an indicator of revenues in the next quarter, though it is subject to change as a result of unforeseen business conditions and events, including extended credit payment terms. The Company estimates that its sales volume of ceramic tiles in April and May of 2013 will be approximately 4.8 million squares meters.

In terms of the construction sector’s long-term fundamentals, we believe that China’s urbanization trend will continue into the foreseeable future and favor the building of new residential properties in China, while government support for an increase in both affordable and senior housing should also generate opportunities for real estate development companies. As a sign of continued government support, China’s continued strong migration into major cities from rural areas has caused the government to allocate more resources to infrastructure and has included extending social security, education and health care benefits to new city dwellers. An additional potential boon for construction is the need for some of China’s existing housing stock to be upgraded to meet today’s market standards.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Tuesday, May 14, 2013. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 68807963. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on May 14, 2013. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 68807963 for the replay.

Annual Shareholders Meeting

The Annual Meeting of the Shareholders of China Ceramics will be held on May 16, 2013 at the offices of Loeb & Loeb, New York, NY at 9:15 am local time. Please access information and the materials for the Annual Meeting on the Company’s website at http://www.cceramics.com/Annual-Meeting.html.

Dividends

The Company previously announced that it will pay a semi-annual cash dividend of $0.10 per share. The first two cash dividends will be payable on July 13, 2013 and January 14, 2014, with record dates of June 13, 2013 and December 13, 2013, respectively.

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About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at March 31, 2013	As at December 31, 2012
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	816,552	795,983
Land use rights	30,430	30,598
Goodwill	3,735	3,735
Deferred tax asset	3,559	1,059
	854,276	831,375

Current assets
Inventories	279,273	290,603
Trade receivables	334,599	455,885
Prepayments and other receivables	14,242	4,092
Cash and bank balances	151,320	89,448
	779,434	840,028

Current liabilities
Trade payables	92,042	115,123
Accrued liabilities and other payables	42,056	51,169
Interest-bearing bank borrowings	10,000	10,000
Income tax payable	-	869
	144,098	177,161
Non-current liabilities
Long term borrowings	50,000	50,000
Deferred tax liabilities	1,043	1,052
	51,043	51,052

Net current assets	635,336	662,867

Net assets	1,438,569	1,443,190

EQUITY
Total shareholders’ equity	1,438,569	1,443,190

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended
	March 31	December 31	March 31
	2013	2012	2012

Revenue	149,227	245,330	372,288
Cost of Sales	(144,092)	(216,004)	(259,280)
Gross profit	5,135	29,326	113,008
Selling and distribution expenses	(2,705)	(2,591)	(2,962)
Administrative expenses	(7,732)	(6,632)	(9,593)
Finance costs	(1,082)	(1,189)	(3,570)
Other expenses	(156)	(293)	(246)
Profit/(loss) before taxation	(6,540)	18,621	96,637
Income tax income/(expense)	1,170	(5,338)	(24,966)
Net profit /(loss) for the period	(5,370)	13,283	71,671
Attributable to: Shareholders of the Company
EPS-Basic	(0.26)	0.65	3.51
EPS-Diluted	(0.26)	0.65	3.51
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE
	Three months ended
	March 31	December 30	March 31
	2013	2012	2012

Sales volume (square meters)	6,124,475	8,686,025	11,719,104
Average Selling Price (in RMB/square meter)	24.4	28.2	31.8
Average Selling Price (in USD/square meter)	3.9	4.6	5.0

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended
	March 31	December 31	March 31
	2013	2012	2012

Cash flows from operating activities
Profit/(Loss) before taxation	(6,540)	18,621	96,637
Adjustments for
Amortization of land use rights	167	167	167
Depreciation of property, plant and equipment	16,830	16,832	16,448
Provision for inventory	(3,049)	(3,179)	-
Share-based compensation	736	1,286	1,761
Finance costs	1,082	1,189	3,570
Interest income	(131)	(72)	(103)
Operating profit before working capital changes	9,095	34,844	118,480
Decrease/(Increase) in inventories	14,378	53,927	(41,829)
Decrease in trade receivables	121,287	22,563	34,532
Decrease/(Increase) in other receivables and prepayments	(8,163)	(2,783)	6,818
Decrease in trade payables	(23,081)	(119,162)	(6,173)
Increase/(decrease) in accrued liabilities and other payables	(9,128)	3,934	2,940
Cash generated from operations	104,388	(6,677)	114,768
Interest paid	(1,067)	(1,142)	(3,586)
Income tax paid	(4,196)	(25,399)	(37,340)

Net cash generated from/(used in) operating activities	99,125	(33,218)	73,842

Cash flows from investing activities
Acquisition of property, plant and equipment	(37,399)	-	-
Interest received	131	72	103

Net cash generated from/(used in) investing activities	(37,268)	72	103

Cash flows from financing activities
Repayment of short-term loans	-	-	(40,000)

Net cash generated from/(used in) financing activities	-	-	(40,000)

Net increase/(decrease) in cash and cash equivalents	61,857	(33,146)	33,945
Cash and cash equivalents, beginning of period	89,448	122,615	42,149
Effect of foreign exchange rate differences	15	(21)	(3)

Cash and cash equivalents, end of period	151,320	89,448	76,091

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at March 31, 2013	As at December 31, 2012

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	131,473	127,764
Land use rights	4,900	4,911
Goodwill	601	600
Deferred tax asset	573	170
	137,547	133,445

Current assets
Inventories	44,966	46,645
Trade receivables	53,874	73,175
Prepayments and other receivables	2,294	657
Cash and bank balances	24,364	14,357
	125,498	134,834

Current liabilities
Trade payables	14,820	18,479
Accrued liabilities and other payables	6,771	8,213
Interest-bearing bank borrowings	1,610	1,605
Income tax payable	-	140
	23,201	28,437
Non-current liabilities
Long term borrowings	8,050	8,026
Deferred tax liabilities	168	169
	8,218	8,195

Net current assets	102,297	106,397

Net assets	231,626	231,647

EQUITY
Total shareholders’ equity	231,626	231,647

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended
	March 31	December 31	March 31
	2013	2012	2012

Revenue	23,990	40,011	59,134
Cost of Sales	(23,164)	(35,084)	(41,184)
Gross profit	826	4,927	17,950
Selling and distribution expenses	(435)	(420)	(470)
Administrative expenses	(1,243)	(1,076)	(1,523)
Finance costs	(174)	(195)	(567)
Other expenses	(25)	(48)	(39)
Profit /(loss)before taxation	(1,051)	3,188	15,351
Income tax income/(expense)	188	(908)	(3,966)
Net profit/(loss) for the period	(863)	2,280	11,385
Attributable to: Shareholders of the Company
EPS-Basic	(0.04)	0.11	0.56
EPS-Diluted	(0.04)	0.11	0.56
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended
	March 31	December 31	March 31
	2013	2012	2012

Cash flows from operating activities
Profit/(loss) before taxation	(1,051)	3,188	15,351
Adjustments for
Amortization of land use rights	27	27	27
Depreciation of property, plant and equipment	2,706	2,722	2,613
Provision for inventory	(490)	(502)	-
Share-based compensation	118	208	280
Finance costs	174	195	567
Interest income	(21)	(12)	(16)
Operating profit before working capital changes	1,463	5,826	18,822
Decrease/(Increase) in inventories	2,311	8,572	(6,644)
Decrease in trade receivables	19,498	3,600	5,485
Decrease/(Increase) in other receivables and prepayments	(1,312)	(427)	1,083
Decrease in trade payables	(3,711)	(19,042)	(981)
Increase/(decrease) in accrued liabilities and other payables	(1,467)	630	467
Cash generated from operations	16,782	(841)	18,232
Interest paid	(172)	(188)	(570)
Income tax paid	(675)	(4,122)	(5,931)

Net cash generated from/(used in) operating activities	15,935	(5,151)	11,731

Cash flows from investing activities
Acquisition of property, plant and equipment	(6,012)	-	-
Interest received	21	12	16

Net cash generated from/(used in) investing activities	(5,991)	12	16

Cash flows from financing activities
Repayment of short-term loans	-	-	(6,354)

Net cash generated from/(used in) financing activities	-	-	(6,354)

Net increase/(decrease) in cash and cash equivalents	9,944	(5,139)	5,393
Cash and cash equivalents, beginning of period	14,357	19,510	6,697
Effect of foreign exchange rate differences	63	(14)	(7)

Cash and cash equivalents, end of period	24,364	14,357	12,083

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the first quarter of 2013, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended March 31, 2013

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Loss before taxation	(6,540)	736	(5,804)	(1,051)	118	(933)
Net loss	(5,370)	736	(4,634)	(863)	118	(745)
EPS-Basic	(0.26)		(0.23)	(0.04)		(0.04)
EPS-Diluted	(0.26)		(0.23)	(0.04)		(0.04)

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended December 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	18,621	1,286	19,907	3,188	208	3,396
Net profit	13,283	1,286	14,569	2,280	208	2,488
EPS-Basic	0.65		0.71	0.11		0.12
EPS-Diluted	0.65		0.71	0.11		0.12

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended March 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	96,637	1,761	98,398	15,351	280	15,631
Net profit	71,671	1,761	73,432	11,385	280	11,665
EPS-Basic	3.51		3.59	0.56		0.57
EPS-Diluted	3.51		3.59	0.56		0.57

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

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